

RPX Corporation
Attn: Board of Directors
c/o Mr. Marty Roberts
One Market Plaza, Suite 800
San Francisco, CA 94105

March 17, 2016

Dear Members of the Board:

We are writing today as your fifth largest shareholder. We wish to express our great displeasure with numerous important aspects of the performance of RPX Corporation (the "Company"). Unfortunately, based on our disappointing recent meeting with the Company's CEO, it appears that current management is not just unaware of its poor track record, but actually defends it.

With the Company's stock having declined 44% since its IPO and with the Board having made no visible changes to what we see as an obviously flawed strategy, we had no choice but to nominate a slate of highly qualified candidates to replace the current class of directors, including the current CEO. As you doubtlessly saw in our nomination letter, we sought a compromise with the Company by offering to work with you behind the scenes without resorting to a public campaign to gain director representation. Unsurprisingly, our overture has been met with silence, which we cannot help but interpret as a sign of entrenchment. As a result, we will now communicate our concerns to you publicly so that shareholders have the opportunity to compare our common sense ideas to your dismal track record.

Below is a partial list of what we believe to be the Company's failings along with suggested remedies:

- Poor capital allocation: The Company's purchase of Inventus Solutions appears to be a costly mistake. Not only did the Company purchase Inventus for 12.7x its 2015 Adjusted Pro-forma EBITDA, but it also did so when the Company was trading at only 1.6x its 2015 EBITDA. Moreover, we believe that Inventus had negligible organic revenue growth in 2015 after stripping out the effect of acquisitions. Going forward, we believe the Company should forgo any M&A activity unless the returns from that activity are greater than both the Company's cost of capital and the returns from repurchasing stock.

- Excessive employee compensation: While the Company's shareholders have suffered from underperformance relative to the Company's peer group over every measurable period, its employees have not. Based on our estimates for employee compensation, which includes share-based compensation, we estimate that the average RPX employee earned approximately $400,000 in 2015. This is plainly excessive. We believe that the Company should refocus on its core business and reduce non-core employees. Further, we encourage the Company to replace departing employees with less expensive hires in other geographies by opening a satellite office in a less expensive locale or even relocating the headquarters in due time.

- Wasteful growth projects: The Company has been investing substantial sums in "growth" projects that appear to have little chance of ever being profitable. Based on our conversations with management, we believe that there is the equivalent of



approximately 20 full time employees dedicated to insurance-related efforts. We also estimate that there is the equivalent of another 20 full-time employees dedicated to other speculative projects such as creating a B2B marketplace or clearinghouse for patents. Based on the average compensation of employees at the Company, these pet projects cost shareholders approximately $16 million annually. We note that the Company has been discussing many of these projects for the past five years, yet we believe they produce minimal revenues. We believe the Company should stop investing in these projects and should instead externally fund them by raising venture capital. If venture capital cannot be found, these projects should be discontinued.

- <u>Stagnant core business growth:</u> The Company's core subscription revenue growth has steadily slowed from 21% in 2013 to nearly 0% in 2016, based on the Company's guidance. We are puzzled that the Company is unable to grow even after compensating its employees more highly on average than Goldman Sachs.[*] We suggest that the Company restructure its sales force to refocus compensation on growing the core, profitable business. We further suggest that the board re-evaluate the Company's management team to determine whether the right managers are present to guide the Company to a new phase of growth.

- <u>Insular corporate governance:</u> The Company went public five years ago and from the start adopted numerous shareholder-unfriendly defense mechanisms, including a classified board, no right for shareholders to call a special meeting or act by written consent, and super majority voting provisions to amend the bylaws. Each of these significantly reduces the Board's accountability to its shareholders. We also believe that they stand in contrast to recent trends, such as the declassifying of many public Company boards. We believe the Board should immediately create a Chairperson position and appoint an independent director to that role. The Board should also remove the Company's defenses and institute in their place best-in-class corporate governance practices for the benefit of shareholders. A Board that is not creating value for the Company's shareholders should at least be able to improve corporate governance as a show of good faith.

- <u>Cash hoarding:</u> In the last five years, the Company has generated over $165 million of free cash flow yet it has paid no dividends to shareholders and repurchased only $26 million of stock. Instead of returning cash to shareholders, the Company has hoarded cash and made expensive acquisitions. We believe that the Company should refocus its cash allocation priorities towards returning cash to its shareholders. Based on the Company's subscription-based business, we believe a moderately leveraged balance sheet of 2.0-2.5x net debt/EBITDA should be targeted over the medium term. Over the next three years, we believe that the Company can return over $800 million to shareholders considering the Company's likely cash generation, its current cash balance, and its capacity for incremental debt.

When we recently met with management, we were hopeful that they would show some accountability for the resulting losses to shareholders. Instead, we were summarily invited to "sell the stock" if we didn't like management's decisions. In our view, that attitude betrays a fundamental misunderstanding


that the Company somehow belongs to senior management and shows an overt disdain for the true owners of the Company, the shareholders. We believe that shareholders should decide whether they want the current regime to continue guiding the Company or whether it is time to elect a new set of fiduciaries. From our perspective, change is desperately needed, and we have therefore nominated three directors for election to the Company's Board of Directors.

We reserve all rights and you will receive our books and records requests shortly.

Sincerely,

Nathaniel August

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* http://money.cnn.com/2016/01/20/investing/goldman-sachs-bonuses/